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                     June 28, 2022

       Scott Cox
       President and Principal Executive Officer
       Verde Bio Holdings, Inc.
       5750 Genesis Ct
       Suite 220B
       Frisco, TX 75034

                                                        Re: VERDE BIO HOLDINGS,
INC.
                                                            Registration
Statement on Form S-1
                                                            Filed June 22, 2022
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 27, 2022
                                                            File No. 333-265753

       Dear Mr. Cox:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff
       Attorney, at (202) 551-8749 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation
       cc:                                              J. Martin Tate, Esq.